UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Aramark
File No. 333-194077

Aramark Services, Inc.
File Nos. 333-194077-147, 001-04762 & 001-16807

CF#32127

Aramark (formerly Aramark Holdings Corporation) and Aramark Services, Inc. (formerly Aramark Corporation) submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from Exhibits to the filings identified below.

Based on representations by Aramark and Aramark Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
Aramark:			
10.71	S-1	February 21, 2014, as amended	March 31, 2025
Aramark Services, Inc.:			
10.71	S-1	February 21, 2014, as amended	March 31, 2025
10.1	10-Q	February 7, 2007	March 31, 2025
10.1	10-Q	May 12, 2011	March 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary